SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                            (Amendment No. ________)1

                       Healthcare Network Solutions, Inc.
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                                (Name of Issuer)


          Warrants to purchase Issuer's $.0001 par value common stock *
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                         (Title of Class of Securities)


                                   42220D 10 7
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                                 (CUSIP Number)


                                November 29, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

*     In accordance with Rule 13d-3(d)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [    ]   Rule 13d-1(b)
                  [ x  ]   Rule 13d-1(c)
                  [    ]   Rule 13d-1(d)





         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 42220D 10 7                  13G                     Page 2 of 5 Pages



1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                Christopher Kern
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [    ]
                                                                   (b) [ x  ]


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3.       SEC USE ONLY


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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.
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   NUMBER OF               5.       SOLE VOTING POWER
      SHARES
BENEFICIALLY                         2,000,000 (A)
                           -----------------------------------------------------

   OWNED BY
       EACH                6.          SHARED VOTING POWER              -0-
                           -----------------------------------------------------

  REPORTING
PERSON WITH                7.          SOLE DISPOSITIVE POWER     2,000,000 (A)
                           -----------------------------------------------------

                           8.          SHARED DISPOSITIVE POWER     -0-
--------------------------------------------------------------------------------


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Warrants to purchase up to 2,000,000 shares of Issuer's $.0001 par value common stock with percentage of ownership computed in accordance with 13d-3(d) as follows: **
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                              [   ]
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW R 9

                                     11.36%
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12.      TYPE OF REPORTING PERSON

                                       IN
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** Shares of common stock as of March 6, 2002             15,599,252
    Maximum shares to be issued upon option exercise       2,000,000
                                                          -----------
         Total                                            17,599,252

(A) Sole voting and dispositive power will only occur if and to the extent common shares are issued pursuant to option exercise.


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                                                               Page 3 of 5 Pages


Item 1(a).        Name of Issuer:

                  Healthcare Network Solutions, Inc.
                  --------------------------------------------------------------

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  8383 Dunwood Road, Atlanta, Georgia   30350
                  --------------------------------------------------------------

Item 2(a).        Name of Person Filing:

                  Christopher Kern
                  --------------------------------------------------------------

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  1175 Walt Whitman Road, Suite 100, Melville, New York   11747
                  --------------------------------------------------------------

Item 2(c).        Citizenship:

                  U.S.A.
                  --------------------------------------------------------------

Item 2(d)         Title of Class of Securities:

                  Warrants to purchase shares of Issuer's $.0001 par value common stock
                  --------------------------------------------------------------

Item 2(e).        CUSIP Number:

                  42220D 10 7
                  --------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a)       [  ]  Broker or dealer registered under Section 15 of the
                        Exchange Act.
        (b)       [  ]  Bank as defined in Section 3(a)(6) of the Exchange Act.
        (c)       [  ]  Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act.
        (d)       [  ]  Investment company registered under Section 8 of the
                        Investment Company Act.
        (e)       [  ]  An investment adviser in accordance with Rule 13d-1(b)
                        (1)(ii)(E);
        (f)       [  ]  An employee benefit plan or endowment fund in accordance with Rule 13d-(1)(ii)(1)(ii)(F);
        (g)       [  ]  A parent holding company or control person in
                        accordance with Rule 13d-1(b)(1)(ii)(G);
        (h)       [  ]  A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;
        (i)       [  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
        (j)       [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)       Amount beneficially owned:
                  2,000,000 Warrants exercisable to purchase a like number of Issuer's $.0001 par value common stock which shares may be acquired in accordance with Rule 13d-3(d)(1)(i)(A)
        (b)       Percent of class:
                  11.36%
        (c)       Number of shares as to which such person has:
        (i)       Sole power to vote or to direct the vote     2,000,000 ***



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                                                               Page 4 of 5 Pages


        (ii)      Shared power to vote or to direct the vote -0-

        (iii) Sole power to dispose or to direct the disposition of 2,000,000 ***

        (iv)      Shared power to dispose or to direct the disposition of  -0-


*** See Items 5 and 7 on page 2.

Item 5.           Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         If a parent holding company or control person has filed this schedule, pursuant to Rule 13d- 1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.           Identification and Classification of Members of the Group.

         If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.           Notice of Dissolution of Group.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.          Certifications.

         (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

                  "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect." - N/A

        (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

                  "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."


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                                                               Page 5 of 5 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        March 18, 2002
                                                        -----------------------
                                                              (Date)



                                                     By:/s/Christopher Kern
                                                        -----------------------
                                                            (Signature)

                                                         Christopher Kern
                                                        -----------------------
                                                            (Name/Title)




         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

                  Attention.        Intentional misstatements or omissions of
         fact constitute federal criminal violations (see 18 U.S.C. 1001).